UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

New York REIT Liquidating LLC
(Name of Issuer)

Units
(Title of Class of Securities)

64ESC1997
(CUSIP Number)

November 30, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	64ESC1997

1	Names of Reporting Persons
Mr. Joseph Moinian
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,678,417
	6	Shared Voting Power

	7	Sole Dispositive Power
1,678,417
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,678,417
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.99% (1)
12	Type of Reporting Person (See Instructions)
Individual

(1) Calculation based on 16,791,769 Units outstanding as of May 1, 2020 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2020. Pursuant to such Form 10-Q, the Issuer is the successor issuer to New York REIT, Inc. (the “Predecessor”). The Predecessor converted from a Maryland corporation to a Delaware limited liability company effective November 7, 2018, at which time each share of the Predecessor’s common stock was converted into one unit of common membership interest in the Issuer.

Item 1.

(a)	Name of Issuer: New York REIT Liquidating LLC (f/k/a New York REIT, Inc.)

(b)	Address of Issuer’s Principal Executive Offices: 7 Bulfinch Place, Suite 500, Boston, MA 02114

Item 2.

(a)	Name of Person Filing: Mr. Joseph Moinian

(b)	Address of Principal Business Office or, if None, Residence: 3 Columbus Circle, New York, NY 10019

(c)	Citizenship: United States

(d)	Title and Class of Securities: Units

(e)	CUSIP No.: 64ESC1997

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,678,491 Units

(b)	Percent of Class: 9.99%

Calculation based on 16,791,769 Units outstanding as of May 1, 2020 as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2020. Pursuant to such Form 10-Q, the Issuer is the successor issuer to New York REIT, Inc. (the “Predecessor”). The Predecessor converted from a Maryland corporation to a Delaware limited liability company effective November 7, 2018, at which time each share of the Predecessor’s common stock was converted into one unit of common membership interest in the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,678,491

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,678,491

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2020

/s/ Joseph Moinian

Name: Joseph Moinian